Mail Stop 4561

July 3, 2008

VIA USMAIL and FAX (212) 297-1090

Mr. John B. Roche
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: Gramercy Capital Corporation
              Form 10-K for the year ended 12/31/2007
              Filed on March 17, 2008
              File No. 001-32248

Dear Mr. John B. Roche:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                             Sincerely,

                                             Linda Van Doorn
                                           Senior Assistant Chief Accountant